UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   August 2006

Commission File Number 0-29586

 EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: August 25, 2006       By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

Lisa Clarkin
  Officer, Client Services
Telephone: 416.361.0930 ext.236
lclarkin@equitytransfer.com
VIA ELECTRONIC TRANSMISSION

August 25, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:  ENERNORTH INDUSTRIES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for EnerNorth Industries Inc.

1. CUSIP - 29275G 10 1

2.	Date Fixed for the Meeting - October 31, 2006

3. Record Date For Notice - September 18, 2006

4.	Record Date For Voting - September 18, 2006

5.	Beneficial Ownership Determination Date - September 18, 2006

6.	Classes or Series of Securities that entitle the
holder to receive Notice of the Meeting - Common Shares

7.	Classes of Series of Securities that entitle the
holder to vote at the meeting - Common Shares

8. Business to be conducted at the meeting - Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY